Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES DEVELOPMENTS IN LEGAL PROCEEDINGS

Tel Aviv, Israel, April 7, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) ("EI" or the "Company") announced today the following developments in its legal proceedings:

Following motions filed by the defendants, the District Court of Tel Aviv has partially dismissed without prejudice plaintiff’s motion to certify a purported claim as a class action, in the framework of Civil Case #3000/99. The said claim was filed in September 1999 by a shareholder in Elscint Ltd. (“Elscint”) against Elscint, the Company, Elbit Holdings, Elron Electronic Industries Ltd. and six former directors of Elscint together with an application to certify the said claim as a class action. The plaintiff claimed that the Company acted, through Elscint’s directors, systemically with the aim of emptying and diluting Elscint of its business, assets, capital and value, whilst enriching other companies in the group at the expense of Elscint and at the expense of the minority shareholders of Elscint. The plaintiff also alleged that several significant transactions executed by the Company and Elscint in 1998 were all done whilst oppressing the minority shareholders of Elscint and in contravention of Section 235 of the Companies Ordinance.

In addition, further to the Company’s announcement on January 25, 2009, with regards to Civil Case #1318/99, the plaintiffs submitted an appeal, arguing that the District Court of Haifa erred in dismissing their motion to certify their claim as a class action. The Company is studying the appeal and intends to defend the case vigorously.

For additional details in respect of the above mentioned claims, see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, under “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

For Further Information:

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:(972-3) 516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com